UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

YPF Sociedad Anónima

(Name of Subject Company (Issuer))

Petersen Energía Inversora, S.A.

(Names of Filing Person (Offeror))

CLASS A SHARES; CLASS B SHARES

CLASS C SHARES; CLASS D SHARES

par value 10 Pesos per share

and

AMERICAN DEPOSITARY SHARES, each representing one Class D Share

(Title of Class of Securities)

Class A Shares (P9897X107); Class B Shares (P9897X115)

Class C Shares (P9897X123); Class D Shares (P9897X131)

American Depositary Shares (984245100)

(CUSIP Number of Class of Securities)

Mauro Dacomo

General Counsel

Petersen Energía Inversora, S.A.

Cerrito 740, 11[o] Piso

(C1010AAP) Buenos Aires, Argentina

(54) (11) 5555-0103

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to: Andrés de la Cruz, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐

Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

TABLE OF CONTENTS

Item 1-11.

Not applicable.

Item 12. Exhibits.

EX-99.1: Notice of Petersen Energía Inversora, S.A. issued in Buenos Aires, Argentina on May 21, 2008 and to be issued in New York, New York on May 22, 2008.

Item 13. Information Required by Schedule 13E-3.

Not applicable

EXHIBIT INDEX

EX-99.1: Notice of Petersen Energía Inversora, S.A. issued in Buenos Aires, Argentina on May 21, 2008 and to be issued in New York, New York on May 22, 2008.